



Craig Bond · 3rd

Chairman at Envel Corporation

Richmond-upon-Thames, England, United Kingdom ·
500+ connections · **Contact info**

 **Envel**

**Saïd Business School
University of Oxford**

Experience

 **Envel**
2 yrs 1 mo

 **Chairman and President**
Full-time
Mar 2019 – Present · 1 yr 9 mos

Chairman Advisory Board
Nov 2018 – Feb 2019 · 4 mos
Boston, Massachusetts

Envel is a Harvard founded, MIT seed funded Fintech based in Boston, MA. It is the world's first
fully AI driven banking, payments and wealth creation platform and offers a range of
autonomous, digital banking products, services and real time financial advice, prompts and
rewards with a core focus being on great design and customer experience. Envel ha ...**see mor**

 **Barclays**
5 yrs 10 mos

**Chief Executive, Partnerships, JV's and Strategic Alliances, Barclays Africa Group and Absa
Bank**
Jul 2017 – Oct 2018 · 1 yr 4 mos

Cape Town Area, South Africa

Responsible for developing and leading the Groups Partnerships, Joint Ventures and Strategic Alliances teams and future proofing the banks capabilities and access to new customers by partnering with leading Retailers, Motor Manufacturers, Insurers, Fintechs, Telco's and Global Banking Groups.   **…see mor**



Chief Executive, Retail and Business Banking, Barclays Africa Group and Absa Bank.
Jan 2013 – Jul 2017 · 4 yrs 7 mos
Johannesburg Area, South Africa

Responsible for running the Personal and Business Banking and Card and Payments Businesses of Barclays in 12 African countries and it's South African subsidiary Absa Bank

Chairman : Woolworths financial Services (Pty) Ltd



Standard Bank Group
12 yrs 8 mos



Chief Executive, Standard Bank China and ICBC Strategic Partnership
Nov 2008 – Dec 2012 · 4 yrs 2 mos
Beijing, China

Franchise head of the Corporate and Investment Banking operations of Standard Bank in Asia (Beijing, Shanghai, Hong Kong, Taipei, Singapore and Tokyo)

Chairman : Standard Advisory China Ltd(Beijing registered investment banking advi **…see mor**



Chief Executive, Standard Bank Africa
Nov 2005 – Oct 2008 · 3 yrs

Chief Executive of Africa's largest Banking Group's African Retail, Business, Corporate and Investment Banking Businesses and 16 Country management teams. Tripled profits over three years through strong organic growth and the acquisition of Banks in Nigeria and Kenya.

Show 3 more roles ⌄



Managing Director : Tourvest and Chairman : American Express Travel SA
Tourvest Travel Services
Jan 1999 – Mar 2000 · 1 yr 3 mos
Johannesburg Area, South Africa

Managing Director of SA's largest Travel and Tourism Services group and Chairman of American Express Travel and Foreign Exchange Services

---



Nedbank
8 yrs 10 mos



General Manager and Head : Branch , Personal and Private Banking

Mar 1996 – Nov 1998 · 2 yrs 9 mos

General Manager to Managing Director : American Express Card , Travel and Foreign Exchange Services
Feb 1993 – Feb 1996 · 3 yrs 1 mo

Show 1 more role ⌄

Show 3 more experiences ⌄

Education



Saïd Business School, University of Oxford
Oxford Fintech Programme, Financial Technology
2019



Harvard Business School
Senior Executive Program (SEP), Advanced Business Studies
1999 – 2000

University of the Witwatersrand
B.Com, LLB, H.Dip Tax, Commerce and post graduate Law
1983 – 1987
Activities and Societies: Chairman - Wits University Rag Committee , Chairman - SA Universities National Rag Committee, Chairman - Wits Rugby Club Foundation, Manager - Wits Rugby Club.

Show 4 more education ⌄

Volunteer experience

Former Patron
Homac - home for abused and abandoned children.
Jan 2008 – Jan 2019 • 11 yrs 1 mo
Children

Fundraising/feeding the children

Former Trustee, Director and then Advisor
Project Literacy
Feb 2004 – Feb 2018 • 14 yrs 1 mo
Education

Advisor to the Board of Trustees

Former volunteer

Absa Shared Growth

Jan 2016 – Aug 2018 • 2 yrs 8 mos

Economic Empowerment

Various voluntary activities in education and enterprise/ entrepreneur development

Show 1 more experience ⌄



